Filed Pursuant to Rule 433

Free Writing Prospectus dated June 30, 2021

Relating to Preliminary Prospectus dated June 25, 2021

Registration Statement No. 333-256664

Relating to the Registration Statement Filed Pursuant to Rule 462(b) dated June 30, 2021

Registration Statement No. 333-257586

This free writing prospectus relates to the initial public offering of shares of common stock, par value $0.01 per share, of Krispy Kreme, Inc. (the “Company,” “we” or “us”) and should be read together with the preliminary prospectus, dated June 25, 2021 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-256664) of the Company, including the section entitled “Risk Factors,” before deciding to invest in the securities described below. The Company has also filed a Registration Statement pursuant to Rule 462(b) dated June 30, 2021 (File No. 333-257586) (the “462(b) Registration Statement”). The following information updates the information contained in the Preliminary Prospectus and the 462(b) Registration Statement. Capitalized terms used, but not defined, herein have the meanings set forth in the Preliminary Prospectus.

Issuer	Krispy Kreme, Inc.

Public offering price	$17.00 per share.

Common stock offered by us	29,411,765 shares (or 33,823,529 shares, if the underwriters exercise their option to purchase additional shares of common stock in full).

Common stock to be outstanding immediately after this offering and the use of proceeds therefrom	163,595,515 shares (or 168,007,279 shares, if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds	We will receive net proceeds of approximately $466.3 million (or approximately $536.9 million if the underwriters exercise their option to purchase additional shares of common stock in full) from the sale of the common stock by us in this offering, after deducting estimated offering expenses and underwriting discounts and commissions payable by us.

We intend to use the net proceeds from this offering, together with cash on hand and borrowings under our revolving credit facility, as follows: (i) approximately $500.0 million to repay all of the outstanding indebtedness under the Term Loan Facility, (ii) approximately $20.3 million to repurchase approximately 1.3 million shares of common stock from certain of our executive officers at the price to be paid by the underwriters (the “Share Repurchase”), and (iii) approximately $16.5 million for payment of withholding taxes with respect to the RSUs vesting or for which vesting is accelerated in connection with this offering.

As a result of the change in net proceeds from this offering and after giving effect to additional borrowings under our revolving credit facility of $100.0 million in connection with this offering, as of April 4, 2021, on a pro forma as adjusted basis as described in the Preliminary Prospectus, our cash and cash equivalents would have been $89.5 million, our total debt would have been $815.4 million, our total stockholders’ equity would have been $1,289.5 million, and our total capitalization would have been $2,105.0 million. In addition, our pro forma as adjusted net tangible book value per share would have been $(5.00), representing an immediate increase of $4.29 in the net tangible book value per share to existing stockholders and an immediate dilution to new investors participating in this offering of $22.00 in the net tangible book value per share.

This offering is not conditioned upon the completion of the Share Repurchase, but the Share Repurchase is conditioned upon completion of this offering. See “Use of Proceeds” in the Preliminary Prospectus for more information.

Voting

Each share of our common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

Upon the completion of this offering, the Share Repurchase and the Distribution, investors purchasing common stock in this offering will own approximately 18.0% of our common stock (or approximately 20.1% if the underwriters exercise their option to purchase additional shares of common stock in full) and JAB Holdings B.V. (“JAB”) will beneficially own approximately 38.0% of our common stock through its affiliates (or approximately 37.0% if the underwriters exercise their option to purchase additional shares of common stock in full), prior to giving effect to any purchase by JAB of shares in this offering.

Indication of interest	JAB and Olivier Goudet have agreed to purchase approximately $100 million and $5 million, respectively, in shares of common stock in this offering at a price equal to the price paid by the public, less the underwriting discount. After the completion of this offering, Mr. Goudet and JAB will beneficially own approximately 1.16% and 41.6%, respectively (or approximately 1.13% and 40.5%, respectively, if the underwriters exercise their over-allotment option in full) of our common stock following this offering and the use of proceeds therefrom. Such shares will be subject to a 180-day lock-up restriction as described in the Preliminary Prospectus.

In addition to the foregoing, other information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the change in public offering price and the change in offering size and is deemed to be conformed to such changes.

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To review the Preliminary Prospectus, please click the following link on the Securities and Exchange Commission (“SEC”) website at: https://www.sec.gov/Archives/edgar/data/0001857154/000119312521199935/d107564ds1a.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources:

•	J.P. Morgan Securities LLC, Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone: 1-866-803-9204, or by email at prospectus-eq—fi@jpmchase.com

•	Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attn: Prospectus Department.

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